EXHIBIT 16




September  27,  1999



Mr.  Brad  Barry
Chief  Financial  Officer
CoreCare  Systems,  Inc.
111  N.  49th  Street
Philadelphia,  PA  19139

Re:  CoreCare  Systems,  Inc.
     File  No.  0-24807
     Form  8-K

Dear  Mr.  Barry:

This is to confirm that the client-auditor relationship between CoreCare Systems, Inc. (Commission File Number: 0-24807) and Schiffman Hughes Brown has ceased. Furthermore, in accordance with Items 304(a)(1)(iv) and (v) of Regulation S-B, we agree with the revised disclosures submitted by the company in Form 8-K. There were no disagreements concerning the 1998 and 1997 financial reporting and disclosures information. Schiffman Hughes Brown has not audited nor reviewed any 1999 financial information prepared by the Company, and as a result has no opinion on the interim statements for 1999 as it may pertain to Items 304(a)(1)(iv) and (v) of Regulation S-B.

Very  truly  yours,



Schiffman  Hughes  Brown
Blue  Bell,  PA
[/R]


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